Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

December 11, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

Attention: Ms. Megan Miller

100 Pearl Street, Suite 20-100

New York, N.Y. 10004-2616

Re:	Blue Owl Technology Finance Corp. – Form 10-K for the Fiscal Year ending December 31, 2022

Dear Ms. Miller:

On behalf of Blue Owl Technology Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on November 21, 2023, regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2022. Each of the Staff’s comments is set forth below and is followed by the Company’s response.

1.

Comment: Assets and liabilities that are not measured at fair value and that are presented at an amount that approximates fair value should include the level in which the investment would be classified in the fair value hierarchy. Please include this disclosure on a prospective basis per ASC 825-10-50-10(d).

Response: The Company will include this disclosure on a prospective basis.

2.

Comment: Investment companies are required to provide disclosure if there has been a change in either or both a valuation approach or a valuation technique and the reason for any such changes pursuant to ASC 820-10-50-2(bb). Please confirm whether or not there were any disclosures required to be included in the Form 10-K that meet this requirement.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Response: The Company hereby confirms to the Staff, that for the periods presented in the Form 10-K, there has not been a change in either or both a valuation approach or a valuation technique; accordingly, no additional disclosure was required in the Form 10-K.

3.	Comment: Please explain why only three years of financial information is presented in financial highlights.

Response: The Company respectfully advises the Staff that, based on the instructions to Form N-2, it only included three years of financial information in the financial highlights. Specifically:

•	Form N-2, Item 24, Instruction 10 provides that every annual report filed under the Exchange Act by a business development company must contain the information required by Instructions 4.b and 4.h;

•	Instruction 4.b to Form N-2 refers to the financial highlights required by Item 4.1 of Form N-2, for the five most recent fiscal years, with at least the most recent year audited;

•	Item 4.1 to Form N-2 sets out the financial highlights requirements; and

•	Instruction 3 to Item 4.1 requires a registrant to present the information in comparative columns for each of the last ten fiscal years of the Registrant (or for the life of the Registrant and its immediate predecessors, if less), but only for periods subsequent to the effective date of the Registrant’s first Securities Act registration statement.

The Company’s registration statement on Form N-2 became effective on June 7, 2021. Accordingly, the Company did not include financial highlights for periods prior to such date.

*    *    *

Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree at (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus